[MILLING BENSON WOODWARD L.L.P.]




                                October 22, 2004

Via Electronic Mail to
Pressmanm@sec.gov
-----------------

Mr. Michael Pressman
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 West Fifth Street, N.W.
Washington, D.C. 20549-0303

         Re:      Preliminary Schedule 14A filed October 15, 2004
                  File No. 0-9219

Dear Mr. Pressman:

         This letter is submitted in response to our telephone discussions of October 21, 2004, during which you advised that Avoca's Preliminary Schedule 14A should be further revised to more fully address the matters raised in comment 6 of your letter of October 5, 2004. We have revised, and include with this transmission, our revised Preliminary Schedule 14A, and call your attention to revisions to Background, Purpose, Structure and Effect of the Split Transaction
- Factors Considered by the Board of Directors at page 19.



                                                     Yours very truly,



                                                     J. Timothy Betbeze



326991/83000

         Based on the foregoing analysis, and considering the range of fair prices recommended to the board by Chaffe, the board of directors determined that the Purchase Price of $28.00 per share would be appropriate for the Split Transaction.

         The board of directors believes that the Split Transaction is substantively fair to all Stockholders, including unaffiliated Stockholders. Present Stockholders (including those whose shares are expected to be cashed out) generally will have an opportunity both to evaluate all of the information contained herein and to compare the potential value of an investment in AVOCA with that of other available investments.


         The board of directors believes that the Split Transaction is procedurally fair to our Stockholders because the Reverse Split is being effected in accordance with all requirements under Louisiana law and hence, though the Split Transaction does not specifically require the approval of at least a majority of the unaffiliated Stockholders, approval of the proposal will require a vote of at least two-thirds (2/3) of the voting power present at the Special Meeting. Based on prior experience, the Board anticipates that between 80% and 85% of the Shares will be represented in person or by proxy at this Special Meeting. If 82.5% of the Shares are represented, approximately 60% of the unaffiliated Stockholders present must vote with the Management related Stockholders in favor of the proposal in order for it to pass. Over 89% of the outstanding stock would need to be present to allow the proposal to pass without a vote of a majority of the unaffiliated Stockholders. Based on prior experience, the Board considers such a turnout to be unlikely.


         In addition, between the date hereof and the Effective Date all Stockholders of AVOCA will have an opportunity to adjust the number of Pre-Split Shares owned by them so that holders who would otherwise be cashed out can continue to be Stockholders, and continuing holders can so divide or otherwise adjust their existing holdings as to become cashed-out Stockholders as to some or all of their Pre-Split Shares. Furthermore, Stockholders were given advance notice of the possibility of the Split Transaction at the Annual Meeting held on March 16, 2004.

         None of our management-related Stockholders are expected to adjust their holdings so as to become a cashed-out Stockholder. We believe that, in making their decision to determine the Purchase Price, and in determining the fairness of the Split Transaction to the unaffiliated Stockholders, our directors, none of whom are employees of the Company, and each of whom voted in favor of the Split Transaction, were conscious of the importance of the issues (including those that adversely affect continuing Stockholders as well as those that affect cashed-out Stockholders) and acted in accordance with their fiduciary duties to AVOCA and our Stockholders.


         Although Louisiana law does not provide for appraisal rights as a result of the proposed transaction, the Board nonetheless considers the proposed transaction procedurally fair to the affected unaffiliated stockholders. First, the Board believes that the price set is at least as much as would result from an exercise of appraisal rights. Secondly, the low dollar value of the holdings of the affected unaffiliated Stockholders, individually and in the aggregate, would not make appraisal rights an economically attractive remedy. Moreover, an affected non-affiliated Stockholder, who wishes to remain a shareholder may purchase sufficient shares before or after the proposed Transaction and remain a Stockholder. The Board also considered the Transaction procedurally fair because it allows a Stockholder with relatively few Shares, and a small dollar investment, to dispose of his Shares without a brokerage fee, which can be disproportionately large for a small number of shares.


         No provision has been made to grant Stockholders of AVOCA access to its corporate files or to obtain counsel or appraisal services at the expense of AVOCA or any other party. Each member of the board of directors and each executive officer of AVOCA who owns or represents shares of Common Stock has advised AVOCA that he intends to vote his shares, or those he represents, in favor of the Split Transaction.


                                       19